

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 9, 2009

Paul A. Cloutier
Executive Vice President and Chief Financial Officer
BankFinancial Corporation
15W060 North Frontage Road
Burr Ridge, IL 60527

> **Re: BankFinancial Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **File No. 000-51331**

Dear Mr. Cloutier:

We have completed our review of your Form 10-K/A and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel